United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

RELEVANT FACT

In compliance with the terms of paragraph 4, article 157 of Law no 6,404/76 and CVM Resolution nº 358/2002, ARACRUZ CELULOSE S.A. ("ARACRUZ") announces that preliminary studies have been completed regarding the feasibility of the future construction of a new pulp production plant in the region of Governador Valadares (MG). The plant is expected to start operating until 2015 with a production capacity of 1.4 million tons/year, representing a potential investment of US$ 2.4 billion including land acquisition, silviculture and industrial investment. The studies indicate that the region's conditions are favorable to accomodate two additional pulp plants, each with a production capacity equivalent to the first plant.

In view of the results of these studies, covering the economic, social and environmental aspects of the project, ARACRUZ is taking steps to expand its forest base in the region and obtain the appropriate environmental licenses. Nevertheless, the effective implementation of the various steps of the project and the corresponding investments will depend on the future deliberations of the company’s Board of Directors, which will announce its decision at the opportune moment, taking into consideration, among other things, the prevailing economic situation and market, infrastructure and licensing conditions at the time.

Aracruz, July 14, 2008. Isac Roffé Zagury Investor Relations Officer

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer